UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SS&C Technologies Holdings, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

78467J100

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 78467J100	Page 2 of 5 Pages

(1)	Names of reporting persons William C. Stone
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 17,067,246 (1)
(6) Shared voting power 0
(7) Sole dispositive power 17,067,246 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 17,067,246 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 21.58%
(12)	Type of reporting person (see instructions) IN

(1) Consists of 14,214,589 shares and options to purchase 2,852,657 shares vested as of February 13, 2012 and within 60 days thereof.

SCHEDULE 13G

CUSIP No. 78467J100	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer

SS&C Technologies Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Office

80 Lamberton Road

Windsor, Connecticut 06095

Item 2 (a)	Names of Person Filing

William C. Stone

(b)	Address of Principal Business Office

The address of the principal business office of the Reporting Persons is:

c/o SS&C Technologies Holdings, Inc.

80 Lamberton Road

Windsor, Connecticut 06095

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

78467J100

Item 3	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4	Ownership

(a)	Amount Beneficially owned:

17,067,246 shares of Common Stock

(b)	Percent of class:

21.58%

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote

17,067,246 shares of Common Stock

SCHEDULE 13G

CUSIP No. 78467J100	Page 4 of 5 Pages

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or direct the disposition of

17,067,246 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of

0 shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	/s/ William C. Stone
Name: William C. Stone